8235 Forsyth Blvd. - 4th Floor
St. Louis, Missouri 63105

April 28, 2008

VIA EDGAR AND FEDERAL EXPRESS

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	FutureFuel Corp. Form 10-12G/A
Filed April 9, 2008
File No. 0-52577

Dear Mr. Reynolds:

By letter dated April 21, 2008, the Commission provided comments on the Amendment No. 3 to Form 10-12G filed with the Commission on April 9, 2008.  Set forth below in bold print are such comments followed by responses from FutureFuel Corp. (the “Company”) thereto in regular print.

Form 10-12G/A2 filed April 9, 2008

FutureFuel Corp. Audited Consolidated Financial Statements

Notes to Audited Consolidated Financial Statements

Note 3 - Significant Accounting Policies

Revenue Recognition, page 107

1.
We reviewed your response to our prior comment seven, noting your disclosure of revenue recognized on bill and hold arrangements.  Please provide us with your analysis of SAB 104 supporting your revenue recognition of these arrangements.  Specifically, address each of the criteria in Section A(3)(a) of SAB 104 (e.g. the transfer of the risk of loss from you to the buyer, etc.) in your response.

As disclosed on pages 55 and 110 of the Amendment No 3 to Form 10 12G filed by the Company with the Commission on April 9, 2008, bill and hold transactions relate to two specialty chemical customers whereby revenue is recognized in accordance with contractual agreements based on product produced and ready for use.  Following is the Company’s analysis of these contracts in the context of the criteria in Section A(3)(a) of SAB 104.

(1)           The risks of ownership have passed to the buyer.

Pursuant to the contractual agreements, title to and all other risks and rewards of ownership related to the toll manufactured product, as well as the raw materials provided for tolling, remain at all times with the buyers.

Direct Line: (314) 854-8520                                                          Fax: (314) 889-9603                                                e-mail: doughommert@ffcmail.com

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
April 28, 2008

(2)           The customer must have made a fixed commitment to purchase the goods, preferably in written documentation.

Pursuant to the contractual agreements, each buyers provides a written fixed monthly forecast, which becomes a binding order at that time.  Based on the terms of the contractual agreements, as product is produced and placed into segregated storage, the buyer is obligated to remit payment based on the terms outlined in the agreements.  These payment terms are consistent with those granted to our other chemical customers.

(3)           The buyer, not the seller, must request that the transaction be on a bill and hold basis.  The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis.

The buyer’s request in both cases is evidenced by the contractual agreement.  The buyers benefit substantially from having the tolled material immediately available for use.  Additionally, this arrangement allows the buyers to reduce their storage, freight and shipping costs.

(4)           There must be a fixed schedule for delivery of the goods.  The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry).

Pursuant to the contractual agreements, each buyer provides a fixed monthly forecast on which we base our monthly production.  As the product is produced and placed into segregated storage, the billing and collection cycle begins.

(5)           The seller must not have retained any specific performance obligations such that the earning process in not complete.

The Company has completed all obligations for the tolling service upon delivery of the product to the storage facility and no further obligation exists for the Company.

(6)           The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders.

Pursuant to the contractual agreements, upon completion of the tolling services, the products are transferred to dedicated storage facilities.  They cannot be used to fill other orders because these products are unique to each customer.  Each product is manufactured exclusively for that one customer.

(7)           The equipment [product] must be complete and ready for shipment.

The tolled materials are ready for shipment and or/use as directed by the customer.

In addition to the above criteria, we have considered other special considerations outlined in SAB 104 and find that we have properly recognized revenue for each bill and hold agreement in accordance with SAB 104.

Finally, in support of the preceding analysis, we believe our revenue recognition policy for these bill and hold agreements is underpinned by consistent and well established production and billing

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
April 28, 2008

procedures with each buyer and a long history devoid of any significant collection problems with the customers.  We do not anticipate future collection difficulties.  Changing market conditions, such as reduced demand for our customers’ products or a decline in the fair value of those products, have no effect on the buyers’ contractual obligation to pay the amount invoiced at the time the product is placed into storage.

Form 10-K for the Fiscal Year Ended December 31, 2007

2.
We reviewed your response to our prior comment 10, noting the assertion that your Form 10-K for the year ended December 31, 2007 conformed to all comments in our letter dated March 26, 2008.  We were unable to find related revisions to our prior comment nine, thus the comment will be reissued.  In accordance with Item 308(c) of Regulation S-K, please confirm that in future Exchange Act filings you will disclose any change in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We hereby confirm that, in future Exchange Act filings, we will disclose any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate any further comments you may have at your earliest convenience. Please direct any inquiries to the undersigned at 314-854-8520.

Sincerely,

/s/ Douglas D. Hommert

Douglas D. Hommert
Executive Vice President, Secretary and Treasurer